WITHDRAWAL OF AN AMENDMENT TO A REGISTRATION STATEMENT

June 23, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Anne Parker

Re:
SkyPeople Fruit Juice, Inc. Application For Withdrawal of Post-Effective Amendment No. 1 filed on January 20, 2010 to the Registration Statement on Form S-1 (File No. 333-149896) (the “Registration Statement”) for filing with an incorrect EDGAR tag

Dear Ms. Parker:

SkyPeople Fruit Juice, Inc. Inc., a Florida corporation (the “Company”), hereby applies to withdraw the Post Effective Amendment No. 1 filed on January 20, 2010 (the “Filing Date”) to the Registration Statement with an incorrect EDGAR tag designating the filing as a Pre-Effective Amendment rather than a Post-Effective Amendment to the Registration Statement.

The Company intends to file a Post-Effective Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) as soon as it obtains the necessary signatures to the Amendment No. 2 to deregister all of the shares previously registered under the Registration Statement that remain unsold under the Registration Statement.

If you have any questions with respect to this matter, please contact our counsel, Laura H. Luo, of Wilson Sonsini Goodrich & Rosati, P.C. at her office phone at 011-86-21-6165-1706, her China mobile phone at 011-86-136-216-215-72, or her US mobile phone at 650-521-7365.  She can also be reached by fax at (650) 493-6811.

Sincerely,

By:	/s/ Spring Liu
Spring Liu
Chief Financial Officer (principal financial and accounting officer)

cc:	Norman Gholson, Attorney-Advisor (Securities and Exchange Commission) Richard A. Kline (Wilson Sonsini Goodrich & Rosati, P.C.) Laura H. Luo (Wilson Sonsini Goodrich & Rosati, P.C.)